ISSUER FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration Statement No. 333-132747 Dated April 18, 2008

UBS Performance Tracking Securities (UBS-PTS) Efficient Access to Markets and Trading Strategies

UBS Performance Tracking Securities (UBS-PTS) are structured to provide efficient exposure to an asset class or investment strategy.

Description
UBS Performance Tracking Securities (UBS-PTS) allow investors to participate in price movement of the selected underlying investments. Investments in this category typically have full exposure to the positive performance of their underlying assets, along with the same downside risk.

UBS-PTS are often used by investors who view the structured notes as a more effective means of employing a comparable discipline within their portfolios. For example, a structured note whose performance is linked to a covered call writing index may be a more convenient, efficient alternative to implementing a covered call writing program on your own (in terms of time, costs, and tax events).

Furthermore, UBS-PTS are often constructed with the purpose of providing access to investments that are not available to individual investors, such as commodity indices, rule based stock selection strategies, and quantitative trading disciplines.

•	Potential Cost Efficiencies: UBS-PTS are generally subject to an up-front fee and an annual fee which varies depending on the underlying strategy and generally ranges between 1% and 1.50%.

•	Potential Tax Efficiencies: UBS-PTS will not make taxable distributions as long as you hold them.

•
Potential Liquidity Efficiencies: Most UBS-PTS are assured with an annual exchange right, which gives investors the right to redeem a portion, or all of their position, at net asset value. Additionally, UBS is expected to provide daily liquidity, although it has no obligation to do so.

Example of a UBS Performance Tracking Security
You follow a stock trading strategy that you rebalance on a quarterly basis, incurring regular transaction costs and tax events in search of better returns. Instead, you could invest in a UBS Performance Tracking Security linked to a total return index that replicates that same trading strategy with the goal of maintaining your exposure but potentially reducing your costs and tax liability.

Assumptions
Index Starting Level when the UBS-PTS are purchased:	100
Investment:	$1,000
Fees:	1.25% upfront 1.00% annually which is amortized daily
Maturity:	5 years (with annual exchange right)

Scenario 1
The index rises
The trading strategy is successful and the index rises by 50% over the 5-year term of the UBS-PTS. You receive a return equal to the return of the index minus fees. Your $1,000 investment in the UBS-PTS results in a gain of 42.69% (or $426.94).

Scenario 2
The index is flat, return is zero
The index remains unchanged throughout the 5-year term of the UBS-PTS. You receive a return equal to the return of the index minus fees. Your $1,000 investment in the UBS-PTS results in a loss of 6.19%
(or -$61.87).

Scenario 3
The index declines
The index declines by 50% over the 5-year term of the UBS-PTS. You receive a return equal to the return of the index minus fees. Your $1,000 investment in UBS-PTS results in a loss of 55.07% (or -$550.70).

Taxation
The tax characterization of the UBS-PTS is based on a facts and circumstances analysis and the treatment of the UBS-PTS may be uncertain. Generally, it will be at least reasonable to treat the UBS-PTS as a forward contract for US tax purposes. Consequently, it will be at least reasonable to treat any gains or losses on the UBS-PTS at maturity as long-term capital gains or losses if the UBS-PTS are held for more than one year. Please see the applicable offering materials for specific tax information regarding any UBS-PTS offering.

The discussion above is subject to all the assumptions and limitations contained in the applicable offering document and may not be applicable to you. The tax summary provided in the applicable offering document for particular UBS-PTS will supersede, and should be read to replace, the above discussion in respect of those UBS-PTS.

Scenario Analysis

Index Level at Maturity	Return of Index at Maturity	Return of UBS-PTS at Maturity
170	70%	62.25%
160	60%	52.47%
150	50%	42.69%
140	40%	32.92%
130	30%	23.14%
120	20%	13.37%
110	10%	3.59%
100	0%	-6.19%
90	-10%	-15.96%
80	-20%	-25.74%
70	-30%	-35.52%
60	-40%	-45.29%
50	-50%	-55.07%
40	-60%	-64.84%
30	-70%	-74.62%

Examples are for illustrative purposes only and do not convey any information regarding actual circumstances or profits. These examples assume no dividends paid on the index and do not take into account the effect of taxes or transaction costs.

Return Profile

Conclusions
UBS-PTS provide efficient access to trading strategies and can provide potential cost, tax and liquidity benefits compared to other investment vehicles.

Key Risks
•
The UBS-PTS are fully exposed to any decline in the level of the underlying asset. You will lose some or all of your principal if the index declines or does not appreciate sufficiently to offset the cumulative effect of the fees.

•	The UBS-PTS do not pay interest.

•
The UBS-PTS will not be listed. The issuer of the UBS-PTS is expected to maintain a secondary market for the UBS-PTS but liquidity cannot be guaranteed. In the event that no liquidity is available, you should be prepared to hold your UBS-PTS until an annual exchange date.

•
Cumulative effect of applicable fees—The cumulative effect of any applicable fees will reduce your participation in the performance of the underlying asset and the secondary market price of the UBS-PTS.

•	Credit of issuer — An investment in the UBS-PTS is subject to the credit risk of UBS, and the actual and perceived creditworthiness of UBS may affect the market value of the UBS-PTS.

For more information on the risks associated with the UBS-PTS, please read the risk factors in the offering materials relating to a specific offering before making an investment decision.

UBS Performance Tracking Securities are sold by prospectus only. Nothing herein constitutes an offer to sell, or the solicitation of an offer to buy, the UBS-PTS.

This material is issued by UBS AG or an affiliate (“UBS”).

UBS has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the "SEC") for the offerings to which this communication relates. Before you invest, you should read the prospectus in the registration statement and other documents that UBS has filed with the SEC for more complete information about UBS and the offerings to which this communication relates. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus and any applicable prospectus supplement by calling UBS toll-free (+1-800-722 7370).

Transactions and securities of the type described in the United States segment of this communication may involve a high degree of risk, and the value of such transactions and securities may be highly volatile. Such risks may include, without limitation, risk of adverse of unanticipated market developments, risk of issuer default or illiquidity. In certain transactions investors may lose their entire investment or incur an unlimited loss. This brief statement does not disclose all of the risks and other significant aspects in connection with transactions and securities of the type described in this communication, and you should ensure that you fully understand the terms of any transaction/security, including the relevant risk factors and any legal, tax and accounting considerations applicable to them, prior to transacting/investing.

This publication provides a general overview of each of the topics addressed, and includes a general description of certain of the US legal, tax and accounting considerations that may affect the transactions described herein. The descriptions of such matters are necessarily general, do not address the situation of a particular client and do not purport to be complete. UBS does not provide legal, tax or accounting advice. Clients should seek their own counsel for tax, accounting and legal advice in light of their own particular circumstances.

In the US, securities underwriting, trading and brokerage activities and M&A advisor activities are provided by UBS Securities LLC, a registered broker-dealer that is a wholly owned subsidiary of UBS AG, a member of the New York Stock Exchange and other principal exchanges, and a member of SIPC. UBS Financial Services, Inc. is a registered broker-dealer and affiliate of UBS Securities LLC. UBS specifically prohibits the redistribution of this material and accepts no liability whatsoever for the actions of third parties in this respect. © UBS 2008. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

UBS Securities LLC
Structured Investments
677 Washington Boulevard
Stamford, CT 06901
Tel: +1-203-719 7200
Fax: +1-203-719 3477
structuredinvestments@ubs.com

www.ubs.com/structuredinvestmentsus
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